October 8, 2015



Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:	Schedule 13G
	Northwest Pipe Co.
	As of September 30, 2015

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change in beneficial ownership of 5% or more as of September 30, 2015 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
Enclosures

cc:	Office of the Corporate Secretary
	Northwest Pipe Co.
	5721 SE Columbia Way
	Suite 200
	Vancouver, WA 98661















SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.   1    )*


Northwest Pipe Co.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


667746101
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















Page 1 of 5 Pages

CUSIP NO. 667746101                                 13G

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Eagle Asset Management, Inc.      59-2385219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(A) ______
                                                      	(B) ______

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

 	State of Florida

	NUMBER OF 5  SOLE VOTING POWER
 	SHARES                           319,834
	BENEFICIALLY		6  SHARED VOTING POWER
	OWNED                             - - -
 	AS OF
  	Sept. 30, 2015		7  SOLE DISPOSITIVE POWER
 	BY EACH                           319,834
	REPORTING			8  SHARED DISPOSITIVE POWER
 	PERSON WITH                      - - -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             319,834

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN 	SHARES*
                                                  [_____]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		3.34%

12	TYPE OF REPORTING PERSON*

		IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________









Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Northwest Pipe Co.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

       	5721 SE Columbia Way
	   	Suite 200
     		Vancouver, WA 98661

Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock


Item 2(e)	CUSIP Number:

          	667746101


Item 3    	Type of Reporting Person:

		(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940












Page 3 of 5 Pages
Item 4	Ownership as of Sept. 30, 2015

	(a)	Amount Beneficially Owned:

           	319,834 shares of common stock beneficially owned including:

										No. of Shares
		Eagle Asset Management, Inc.				319,834

       (b)  	Percent of Class:						3.34%

       (c)	Deemed Voting Power and Disposition Power:

              	(i)        	(ii)           	(iii)		 (iv)
              Deemed	 Deemed
              	Deemed	Deemed		to have	 to have
              	to have	to have		Sole Power	 Shared Power
              	Sole Power	Shared Power	to Dispose	 to Dispose
              	to Vote or	to Vote or		or to		 or to
              	to Direct	to Direct		Direct the	 Direct the
              	to Vote	to Vote          Disposition	 Disposition

Eagle Asset		319,834	----			319,834        ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
             							(__X__)

Item 6	Ownership of More than Five Percent on Behalf of Another 			Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which
	Acquired the Security Being Reported on by the Parent Holding Company:

              	 N/A









Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:
		N/A


Item 9   	Notice of Dissolution of Group:

		 N/A


Item 10  	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2015		EAGLE ASSET MANAGEMENT, INC.



 					_________________________________
 					Damian Sousa
 					Vice President
 					Chief Compliance Officer


















Page 5 of 5 Pages